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                           SECURITIES AND EXCHANGE
                                 COMMISSION
                           Washington, D.C.  20549

                          -------------------------

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            (Amendment No. 2)/1/


                               Alkermes, Inc.
                         --------------------------
                              (Name of Issuer)

                                Common Stock
                        ----------------------------
                       (Title of Class of Securities)


                                  01642T108
                         ---------------------------
                                CUSIP Number

                            Peter D. Staple, Esq.
                  Senior Vice President and General Counsel
                              ALZA Corporation
                     950 Page Mill Road, P.O. Box 10950
                      Palo Alto, California 94303-0802
                               (650) 494-5000
                --------------------------------------------
                     (Name, address and telephone number
                       of person authorized to receive
                         notices and communications)

                               March 25, 1999
                     ----------------------------------
                        (Date of Event which requires
                          filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box:

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

-----------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1) Name of Reporting Persons: ALZA Corporation S.S. or I.R.S. Identification No.
   of above person

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2)  Check the Appropriate Box if a Member of a Group*
    (a) [_]
    (b) [_]

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3)  SEC Use Only

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4)  Source of Funds:*  00

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5)  [_]  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

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6)  Citizenship or Place of Organization:  Delaware

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Number of         7)  Sole Voting Power
 Shares               2,000,000
Beneficially      --------------------------------------------------------------
 Owned by         8)  Shared Voting Power
   Each               0
 Reporting        --------------------------------------------------------------
Person With       9)  Sole Dispositive Power
                      2,000,000
                  --------------------------------------------------------------

                  10) Shared Dispositive Power
                      0
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    2,000,000
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12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares*
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13) Percent of Class Represented by amount in Row (11):
    8.04%
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14) Type of Reporting Person*
    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      2
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Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

          ALZA Corporation ("ALZA") has made a financial investment decision to dispose of some or all of its shares of Alkermes, Inc. in open market transactions depending on prevailing prices and other factors.

          Except as set forth above, ALZA does not presently have any plans or proposals that relate to or would result in actions called for in this Item 4.

                                      3
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 25, 1999

                              ALZA CORPORATION

                              By:    /s/ Peter D. Staple
                                     ---------------------------------------
                                     Peter D. Staple, Senior Vice President
                                     and General Counsel

                                       4